UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-1)
(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

R.V.B Holdings Ltd. ("R.V.B." or "Issuer")
(Name of Issuer)

Ordinary shares, par value NIS 1.00 per share
(Title of Class of Securities)

M8220U106
(CUSIP Number)

Mazal Resources B.V. ("Mazal")
Rietlandpark 125
1019 DT Amsterdam, the Netherlands
Attn: Moshe Stern, CEO

with a copy to:

 Gidon Weinstock, Adv.,
 Micki Shapira, Adv.
 Weinstock Zecler & Co.
 5 Azrieli Center, Tel-Aviv, Israel
972-3-696-8333
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2011
 (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. M8220U106	Page 2 of 4
1.	NAME OF REPORTING PERSON: Mazal Resources B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 Ordinary Shares
	8.	SHARED VOTING POWER: 0 Ordinary Shares
9.
SOLE DISPOSITIVE POWER:
A put option to sell ordinary shares of E.E.R. Environmental Energy Resources (Israel) Ltd. to R.V.B. in exchange for issuing 52,425,000 Ordinary Shares of R.V.B.

Mazal is not currently owning any shares of R.V.B.

	10.	SHARED DISPOSITIVE POWER: 0 Ordinary Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: An option for 52,425,000 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
22.95%. This percentage is based on 228,406,917 Ordinary Share of R.V.B. outstanding as of December 13, 2011 (not taking into account 1,040,000 dormant shares of R.V.B. which are held by R.V.B.).

14.	TYPE OF REPORTING PERSON: CO

The statement on Schedule 13D filed on September 8, 2011, relating to ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”) of R.V.B Holdings Ltd, a company organized under the laws of the State of Israel (the "Company"), is hereby amended as set forth below by this Amendment No. 1. Amendment No. 1 is filed to reflect the termination of the Voting Agreement.

Item 4.   Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by adding the following paragraph:

Pursuant to a Termination Agreement fully executed on December 1, 2011 and dated as of November 29, 2011, the Voting Agreement between Greenstone Industries Ltd. ("Greenstone") and Mazal was terminated.

Item 5.    Interest in Securities of the Issuer.

Item 5(b) and (c) of Schedule 13D is hereby amended as follows:

By virtue of the Termination Agreement, Mazal does not share any longer voting power with Greenstone and may not be deemed the beneficial owner of any ordinary shares beneficially owned by Greenstone.

In addition, to the best knowledge of Mazal, pursuant to a termination agreement of the Service Agreement between the Company, Moshe Stern and M. Stern Holding Ltd., fully executed on December 1, 2011 and dated as of November 29, 2011, the option granted to Stern Holdings Ltd, to purchase 3.5% of the issued and outstanding share capital of the Company has terminated.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is amended by adding the following agreement:

(g)           The Termination Agreement between Greenstone and Mazal, dated November 29, 2011.

Item 7.    Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended by adding the following exhibit:

99.3*	Termination Agreement, dated as of November 29, 2011, by and between Greenstone and Mazal.

*The Voting Agreement is incorporated in reference to the Schedule 13D/A filed by Greenstone on December 1, 2011.

(Page 3 of 4 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mazal Resources B.V.

By:	/s/ Mr. Moshe Stern
Mr. Moshe Stern
CEO
December 13, 2011

(Page 4 of 4 Pages)